SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Corporate Governance Report

Rio de Janeiro, July 25, 2025, Centrais Elétricas Brasileiras S/A - Eletrobras announces that the 2025 Corporate Governance Report was submitted yesterday on the Company’s website and on the Brazilian Securities and Exchange Commission (CVM) website. Eletrobras achieved a 94% compliance rate with the practices recommended by the Brazilian Corporate Governance Code, reaffirming its commitment to following the best and most transparent governance guidelines.

Among the practices adopted by Eletrobras and disclosed in the Governance Report, the following stand out:

•	The Board of Directors composed of 70% of independent members.
•	Internal regulations and policies that address the management of potential conflict of interest situations.
•	Annual performance evaluation of the Board of Directors and its members, including the Chairperson, advisory committees, and the Governance Secretariat, with the support of an independent external consultancy.
•	Annual performance evaluation of the Executive Board members, with short-term variable compensation linked to the achievement of financial and non-financial targets (including ESG aspects).
•	Independent and impartial Whistleblowing Channel in operation since 2017, awarded in 2025 by the Global Compact’s Transparency 100% Platform and in the 2021-2022 and 2023-2024 cycles by the Pró-Etica Seal.
•	Compliance with the Diversity Requirements of Annex B (ESG Measures) of the B3 Issuers’ Regulation, with the current Board of Directors including at least one woman and one member of an underrepresented group (Black, Brown or Indigenous people, members of the LGBTQIA+ community, or people with disabilities).

Another highlight in 2024 and 2025 was the creation of new bylaw rules:

•	Establishment of clear and objective new rules regarding the election of members of the Board of Directors and Fiscal Council by the Federal Government, within the scope of the Commitment Term signed to end ADI No. 7,385 currently pending before the Supreme Federal Court, thus ensuring the preservation of the corporation model that guided Eletrobras’ privatization process and providing legal certainty to its shareholders.
•	Establishment of a numerical limit of four accumulated positions on the Boards of Directors of publicly traded companies, including the board of Eletrobras itself. More restrictive limits were set for board members who serve as chairperson of the board and for candidates holding executive functions or chairing the Board of Directors in another publicly traded company (overboarding);
•	Creation of the Sustainability Committee.

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Eletrobras thus reaffirms its commitment to the continuous improvement of its corporate governance, in line with the highest national and international standards, viewing its best practices as tools for generating sustainable value for shareholders and other stakeholders.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.